October 18, 2010

Robert W. Fishback
62 Walnut Hill Drive
Penfield, NY 14526

Dear Bob:

Thank you for your interest in the Chief Financial Officer position for Torvec, Inc. We are very excited about the future of our company, and we think that you can help be an important player in our growth.

We would like to extend an offer to you to fill the Chief Financial Officer position, with a starting annual salary of $125,000, and with increases as follows:

April 1, 2011 October 1, 2011 January 1, 2012	$150,000 $175,000 $200,000

We will also provide you with fully paid health care and dental benefits, comparable with the plans you currently have. In addition, you will be eligible for 3 weeks’ vacation each year, as well as the holidays that are typically observed by the company.

You will also be granted options to purchase 250,000 unrestricted shares of Torvec common stock at an exercise price equal to the most recent closing price prior to the date of this letter. The shares will vest as follows: 62,500 on October 18, 2010; 62,500 on October 18, 2011; 62,500 on October 18, 2012, and 62,500 on October 18, 2013. An option agreement will be provided under separate cover.

In the event that Torvec terminates your employment status, or removes you as the company’s Chief Financial Officer, or there is a change in control of the company, you will receive 12 months’ pay as severance.

We would like you to start your employment with the company on October 25, 2010, or at another mutually convenient date. Please provide us with your response as soon as possible. We look forward to having you join the our team.

Sincerely,

Richard Kaplan

Chief Executive Officer

Torvec, Inc.